

May 2, 2011

Idan Karako
Chief Executive Officer
Felafel Corp.
27 Bet Hillel Street, Unit 18
Tel Aviv Israel 67017

>   **Re: Felafel Corp.**
>   **Amendment No. 3 to**
>   **Registration Statement on Form S-1**
>   **Filed April 18, 2011**
>   **File No. 333-171277**

Dear Mr. Karako:

We have received your response to our prior comment letter to you dated April 11, 2011 and have the following additional comments.

<u>Selling Stockholders, page 28</u>

1. The number of shares for each person in the table should include all shares beneficially owned. If any selling stockholders are beneficial holders of shares held by family members, please revise to include those beneficially owned shares in the person's total in the table. Footnotes may be helpful to explain shares counted more than once in the table.

<u>Exhibit 5.1</u>

2. We note the reference in the first paragraph to the Form S-1 filed "on April 18, 2011." The opinion appears to be limited to the April 18, 2011 amendment. As such, if you file an amended Form S-1 please also file a revised opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Carl M. Sherer, Esq.
         Fax: (617) 997-0098